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Derrick Mains · 2nd

President of Phat Scooters

Tempe, Arizona · 500+ connections · **Contact info**

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AMP Your Outcome!: Management Hacks for World Famous Leadership
amazon.com

Written by two-times best selling author Cyndi Crother-Laurin, the author of Catch...



AMP Your Outcome - Accountabilty
YouTube

Accountability is an unseen force that will manage on your behalf, allowing you to...

AMP
YouT

Are
The

Experience

President
Phat Scooters & Phat Golf

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We create exciting, easy to ride 100% electric scooters for both the personal and commercial market.

Our custom accessories, personalization options, and branding opportunities make our scooters fun and functional for personal, commercial and golf facility use.

We've partnered with nationally respected brands such as William Murray Golf, Arizona Cardinals, San Francisco Giants, Dallas Cowboys, Four Peaks Brewing, and Casamig ...**see mor**

 **PHAT SCOOTERS GOLF**    **Phat Scooters Promo**

LEGO® Serious Play® facilitator
AMP Systems
Feb 2018 – Present · 2 yrs 8 mos
Phoenix, Arizona Area

COO
Noid Tech
Feb 2015 – Present · 5 yrs 8 mos
Phoenix, Arizona Area

Noid solves the difficult problems of irrigation technology through a unique approach to flexibl wireless control in both commercial and residential applications.

Principal
LaunchFrog
Aug 2008 – Present · 12 yrs 2 mos
Phoenix, Arizona Area

Need a strategic advisor or outsourced CXO to get your company unstuck, to makes some tough decisions or to help get your started and attract investment?

Maybe you need help in optimizing your business, your processes, help in negotiatic ...**see mor**

Founder
AMP Systems LLC
Apr 2017 – Aug 2019 · 2 yrs 5 mos
Phoenix, Arizona Area

AMP is the culmination of 25 years of consulting, founding, turning around and operating companies.

Over that time I have developed a system that I use in every situation, I call it AMP.   ...**see mor**

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